Filed by AvalonBay Communities, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

 Subject Company: AvalonBay Communities, Inc.
Commission File No.: 001-12672

On May 21, 2026, Benjamin W. Schall, Chief Executive Officer and President of AvalonBay Communities, Inc. (“AvalonBay”) circulated the below FAQs to all employees of AvalonBay:

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

DO NOT SHARE WITH OTHERS OUTSIDE OF AVALONBAY

ANNOUNCEMENT OVERVIEW

1. What was announced today?

AvalonBay and Equity Residential have announced an agreement to combine in an all-stock merger of equals to create a new company. This merger brings together two organizations with long-term track records of owning, developing, and operating apartment communities for the long term.

This is an important milestone, but it is also the beginning of a process. The combination is subject to shareholder approval and is expected to be complete in 2H 2026, and is subject to customary closing conditions, including the approval of shareholders of both companies. Until then, our day-to-day work and commitment to serving our residents continues as normal.

2. What is Equity Residential?

Equity Residential is a similarly sized public company (NYSE:EQR) that owns, develops, and manages apartment communities across the U.S. Our complementary strengths will create a new and fundamentally stronger company — one with differentiated capabilities, scale, and balance sheet strength to enhance the resident experience, redefine leadership in rental housing, and support our ability to grow and succeed together.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

3. Why are the companies coming together?

We are confident that the combination creates a fundamentally stronger company that will be better positioned to do more of what we already believe in: creating more housing, building on the investments we already make in our communities and properties, and supporting our teams with stronger systems, tools, and resources.

By combining complementary portfolios, operating platforms, and financial strength, the company will have greater scale and flexibility to grow responsibly, reinvest locally, and attract talent and capital over the long term.

4. What is an all-stock merger of equals?

This merger is a strategic transaction to combine two similarly sized companies. AvalonBay stockholders will receive 2.793 Equity Residential shares for each share of AvalonBay stock they own (the “exchange ratio”). This transaction structure is intended to provide shareholders of both companies the opportunity to participate in the growth potential of this combination.

5. Why wasn't this shared earlier when there was speculation about a possible transaction?

We understand this question, and it's a fair one. There is often market speculation about potential transactions involving many companies, including ours. Until an agreement is reached and approved, we are legally unable to comment.

Once the agreement was signed, we moved quickly to communicate with you this morning. We are committed to communicating openly and consistently as decisions are made and this process moves forward.

ASSOCIATE IMPACT

6. What does this mean for me today?

We know you will have questions about job security, role changes, compensation, benefits, and other important aspects of your work. No changes are happening today as a result of this announcement. AvalonBay and Equity Residential will continue to operate as two separate companies until the transaction closes, and we do not expect any prospective changes resulting from the merger to take place until after the closing of the transaction. As with any merger, integration planning will take time, and decisions will be made along the way. Any future changes will be:

•	Thoughtfully considered

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

•	Communicated clearly and directly

•	Shared as early as possible once decisions are made

Your day-to-day responsibilities remain the same and we ask that you continue to focus on what you do best — serving residents, supporting your team, and contributing to the success of the organization.

7. What does this mean for associates over time?

Bringing our organizations together creates the potential for meaningful benefits for our people over time. This includes more capacity to invest in technology, training, and tools that support the work you do every day, and a stronger, more resilient organization that can continue investing in its people and properties.

We know you will have questions about changes to your day-to-day responsibilities, reporting structure, compensation, benefits, or position eliminations. At this very early stage, we do not have specific answers about how this transaction will impact individual roles. However, as in any transaction like this, there may be overlaps in job functions that may result in the loss of jobs, or job duties may change as we move to a combined organization structure. The full leadership team of the combined company is still being determined, as well as a number of other leaders within the organization.

The integration of the AvalonBay and Equity Residential teams will be reviewed and solidified over the coming months in anticipation of the closing of the merger. Until then, it is business as usual, and all of AvalonBay’s policies and practices will continue in the ordinary course.

8. Will the merger affect compensation and associate benefits?

There are no immediate changes to your compensation and benefits prior to the closing of the merger. During integration planning, AvalonBay and Equity Residential will take time to understand both the AvalonBay and Equity Residential benefit plans and policies and design a benefits program for the combined company.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

9. Will the merger affect bonuses for the 2026 fiscal year?

The existing AvalonBay and Equity Residential bonus plans will remain in effect for 2026 and the achieved level of performance through closing will be preserved.  If the merger closes prior to the end of 2026, then bonuses for the portion of the 2026 performance period occurring post-closing will be determined using a framework that will be developed between AvalonBay and Equity Residential.

10. What will happen to the AvalonBay ESPP?

The existing offering period under the AvalonBay 1996 Non-Qualified Employee Stock Purchase Plan will continue in effect, except that (i) participation following the date of the merger agreement is limited to existing associates who participated as of May 20, 2026, (ii) participants may not increase payroll deductions or purchase elections from those in effect as of May 20, 2026, and (iii) outstanding rights under the AvalonBay ESPP will be automatically exercised on the earlier of the last day of the current offering period and the day immediately prior to the closing of the merger.

After the end of the current offering period, no new offering periods will commence and the AvalonBay ESPP will terminate immediately prior to the closing of the merger.

Following the merger, the combined company expects to offer ESPP benefits. Additional details will be provided when available.

11. Will you offer severance benefits for associates whose jobs are impacted by the transaction?

Decisions about position eliminations or role changes have yet to be made. For those impacted, there will be a severance plan under which associates will be eligible for severance benefits. Details of the severance plan will be shared directly with eligible associates as soon as possible.

COMMUNITY & RESIDENT IMPACT

12. How does this help us build more housing?

The combined company will be one of the most active developers of new rental housing in the country, with thousands of apartment homes currently under construction and a strong development pipeline. The need for more housing is a growing challenge across the country, and communities need experienced, responsible developers to help address it. By combining, we will have more capacity to build more homes in our markets.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

13. What does this mean for the communities we serve?

Both companies have long histories as long-term owners, not short-term operators. The combined company will continue to:

•	Re-invest in our properties and neighborhoods
•	Deepen partnerships with local governments and housing organizations
•	Expand efforts in affordability and community engagement

Greater scale gives the organization more ability to show up in the communities where we operate.

14. How will residents be informed of the announcement?

An email will go out to all AvalonBay and Equity Residential residents on announcement day, and a toolkit will be shared with community teams to aid expected resident inquiries. Residents' lease terms and day-to-day experience are not affected by this announcement.

LEADERSHIP & GOVERNANCE

15. Who will lead the combined company? Where will our headquarters be?

Ben Schall will serve as CEO of the combined company. The combined company will have dual headquarters in Arlington, VA and Chicago, IL, which is where Equity Residential is based.

Additional details related to leadership and organizational structure will be shared as they are finalized, but leadership roles in the combined company will draw on leaders from each of the respective organizations. In the meantime, existing leaders continue to run the business, decisions will be communicated directly, and managers will receive guidance before teams are asked to absorb changes.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

16. What will the company be called?

The combined company will operate under a new name, which will be announced prior to closing.

NEXT STEPS

17. When do we start working with Equity Residential?

Until the transaction closes, AvalonBay and Equity Residential will continue to operate as separate, independent companies. That means associates should not begin outreach to or share information with Equity Residential associates unless explicitly directed through approved integration channels. Nonpublic or competitively sensitive information must not be shared, pursuant to our Antitrust Policy.

We know there will be interest in collaborating, but maintaining separation is critical to meet legal and regulatory requirements during this period. If you have questions about appropriate interactions, or are contacted by someone at Equity Residential, please check with legal or your leadership team before engaging.

Any conversations outside the normal course of business must be approved in writing by AvalonBay’s legal team.

18. How and when will we hear more?

There will be additional communications about the merger in the weeks and months ahead. You can also find more information at www.rentingredefined.com, which will provide access to a number of informational documents as we move toward closing. You can expect:

•	Updates as the transaction progresses

•	Manager-led conversations with supporting materials

•	Opportunities to ask questions

Not every question can be answered immediately, but our goal is to be as transparent as possible. We will share what we know, acknowledge what we don't, and explain what comes next.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

19. What should I say if someone outside the company asks me about the merger?

It’s best to:

•	Refer to the public announcement

•	Not speculate or share nonpublic information

•	Direct media or investor inquiries to the appropriate teams

Your manager can help if you’re unsure how to respond.

20. Where can I ask questions or share concerns?

We want to hear from you. You can:

•	Raise questions with your manager or HR contact

•	Submit questions through the anonymous feedback form

•	Participate in upcoming meetings and listening sessions

Your feedback will help shape how we move forward together.

Thank you for taking the time to read through this information. We appreciate your professionalism, your care for our residents, and your support for one another.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which AvalonBay Communities, Inc. (“AvalonBay”) and Equity Residential operate, as well as beliefs and assumptions of AvalonBay and Equity Residential. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that AvalonBay and Equity Residential expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between AvalonBay and Equity Residential, multifamily market conditions, development, redevelopment, acquisition or disposition activity, general conditions in the geographic areas where AvalonBay and Equity Residential operate and AvalonBay’s and Equity Residential’s respective debt, capital structure and financial position. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to AvalonBay’s and Equity Residential’s ability to obtain the required respective stockholder approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that AvalonBay’s and Equity Residential’s businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against AvalonBay, Equity Residential or their trustees, directors, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of AvalonBay and Equity Residential management from ongoing business operations, will harm AvalonBay’s and Equity Residential’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact AvalonBay’s and Equity Residential’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring AvalonBay and Equity Residential to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of AvalonBay and Equity Residential to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Equity Residential common shares to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect AvalonBay’s and Equity Residential’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments, including the level of new multifamily communities construction and development, government regulations and competition; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting AvalonBay’s and Equity Residential’s properties; (xix) risks associated with acquisitions, dispositions, development and redevelopment of properties; (xx) increased costs of labor and construction material; (xxi) maintenance of real estate investment trust status, tax structuring and changes in income tax laws and rates; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in AvalonBay’s and Equity Residential’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by AvalonBay and Equity Residential, as the case may be, with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that will be described in the Registration Statement and Joint Proxy Statement/Prospectus (each as defined below) that will be filed with the SEC in connection with the proposed transaction and available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither AvalonBay nor Equity Residential undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if AvalonBay’s and Equity Residential’s underlying assumptions prove to be incorrect, AvalonBay’s, Equity Residential’s and the combined company’s actual results may vary materially from what AvalonBay and Equity Residential may have expressed or implied by these forward-looking statements. AvalonBay and Equity Residential caution not to place undue reliance on any of AvalonBay’s or Equity Residential’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect AvalonBay or Equity Residential.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction between AvalonBay and Equity Residential, Equity Residential intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of AvalonBay and Equity Residential that also constitutes a prospectus of Equity Residential (the “Joint Proxy Statement/Prospectus”). A definitive Joint Proxy Statement/Prospectus will be mailed to AvalonBay’s stockholders and Equity Residential’s shareholders seeking their respective approval of the proposed transaction and other related matters. Each of AvalonBay and Equity Residential may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Joint Proxy Statement/Prospectus or any other document that AvalonBay and Equity Residential (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AVALONBAY AND Equity Residential ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when they become available) and other documents filed with the SEC by AvalonBay and Equity Residential, which contain important information, through the website maintained by the SEC at www.sec.gov. The documents filed by AvalonBay with the SEC may be obtained free of charge by accessing the “Investor” section of AvalonBay’s website at www.avalonbay.com or by writing to AvalonBay, 4040 Wilson Blvd., Suite 1000, Arlington, Virginia 22203, Attention: Corporate Secretary (Legal Department) or by email at investor_relations@avalonbay.com. The documents filed by Equity Residential with the SEC may be obtained free of charge by accessing “Filings – SEC Filings” in the “Investor” section of Equity Residential’s website at www.equityapartments.com, by writing to Equity Residential – Investor Relations, Two North Riverside Plaza, Suite 500, Chicago, Illinois 60606, by telephone at 1-888-879-6356 or by email at investorrelations@eqr.com.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

Participants in the Solicitation

AvalonBay, Equity Residential, and certain of their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from AvalonBay’s and Equity Residential’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of AvalonBay, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AvalonBay’s proxy statement for its 2026 Annual Meeting of Stockholders under the headings “Director Nominees,” “Transactions with Related Persons, Promoters and Certain Control Persons,” “Director Compensation,” “Director Compensation Table,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Officers, Stock Ownership and Other Information,” which was filed with the SEC on April 6, 2026, and in AvalonBay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 27, 2026. Information about the trustees and executive officers of Equity Residential, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equity Residential’s proxy statement for its 2026 Annual Meeting of Shareholders under the headings “Biographical Information and Qualifications of Trustees,” “Biographical Information of Executives,” “Common Share Ownership of Trustees and Executives,” “Compensation Discussion and Analysis,” “Executive Compensation” and “Trustee Compensation,” which was filed with the SEC on April 14, 2026, and in Equity Residential’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026. To the extent holdings of AvalonBay’s securities by its directors and executive officers have changed since the amounts set forth in AvalonBay’s definitive proxy statement for its 2026 Annual meeting of Stockholders or the holdings of Equity Residential’s securities by its trustees or executive officers have changed since the amounts set forth in Equity Residential’s definitive proxy statement for its 2026 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available before making any voting or investment decisions. Investors may obtain free copies of these documents from AvalonBay or Equity Residential using the sources indicated above.